Amf
5-30-2003


03054377

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED
MAY 15 2003
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-35791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02-01-02 (MM/DD/YY) AND ENDING 01-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PPC Equities, Inc.
~~FIRST COLUMBUS EQUITIES, INC.~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 ACKERMAN ROAD, SUITE 400
(No. and Street)

COLUMBUS (City) OHIO (State) 43202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS SHEFFIELD 614-267-2600
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARK P. MURPHY & ASSOCIATES
(Name - *if individual, state last, first, middle name*)

500 WEST WILSON BRIDGE ROAD (Address) WORTHINGTON (City) OHIO (State) 43085 (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DOUGLAS SHEFFIELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST COLUMBUS EQUITIES, INC., as of JANUARY 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public


NOTARIAL SEAL
STATE OF OHIO

SCOT C. CROW
Attorney at Law
Notary Public, State of Ohio
My Commission Has No Expiration
Section 147.03 R.C.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST COLUMBUS EQUITIES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED JANUARY 31, 2003

TABLE OF CONTENTS

MARK P. MURPHY & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Columbus Equities, Inc.

We have audited the accompanying statement of financial condition of First Columbus Equities, Inc. as of January 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Columbus Equities, Inc. as of January 31, 2003, and the results of its operations, cash flows, and changes in stockholders' equity for the year then ended in conformity with auditing standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Mark P. Murphy & Associates, CPAs

March 13, 2003

500 WEST WILSON BRIDGE ROAD • SUITE 145 • WORTHINGTON, OHIO 43085

(614)888-1512 • FAX (614)888-7898 • E-MAIL: mpmurphy@iwaynet.net

FIRST COLUMBUS EQUITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2003

ASSETS

Cash, including interest-bearing deposits of $25,426	$	43,715
Commissions receivable		0
Investments (Note 6)		26,000
Total Assets	$	69,715

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	0
Stockholders' Equity:		
Common stock, no par value, 750 shares authorized; 200 shares issued and outstanding, at stated value.		500
Additional paid-in capital		27,000
Retained earnings		42,215
Total Stockholders' Equity		69,715
Total Liabilities and Stockholders' Equity	$	69,715

The accompanying notes are an integral part of these financial statements.

FIRST COLUMBUS EQUITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JANUARY 31, 2003

Revenue:		
Commissions-insurance	$	33,094
Commissions-securities		45,139
Syndication fees		18,000
Interest		383
		96,616
Expenses:		
Administrative fees (Note 3)		92,000
Professional fees		5,007
Dealers in intangibles tax		445
Total Expenses		97,452
Net Income Before Income Taxes		(836)
Income taxes (Note 4)		0
Net Income	$	(836)

The accompanying notes are an integral part of these financial statements.

FIRST COLUMBUS EQUITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JANUARY 31, 2003

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS
Balance at January 31, 2002	$ 500	$ 27,000	$ 43,051
Net Income	0	0	(836)
Balance at January 31, 2003	$ 500	$ 27,000	$ 42,215

The accompanying notes are an integral part of these financial statements.

FIRST COLUMBUS EQUITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JANUARY 31, 2003

Cash flows from operating activities		
Net income	$	(836)
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease in commissions receivable		3,198
Net Cash Provided by Operating Activities		2,362
Net Cash Used by Investment Activities		0
Net Cash From Financing Activities		0
Net decrease in cash and cash equivalents		2,362
Cash and cash equivalents, beginning of year		41,353
Cash and cash equivalents, end of year	$	43,715
Income taxes paid	$	0
Interest paid	$	0

The accompanying notes are an integral part of these financial statements.

FIRST COLUMBUS EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED JANUARY 31, 2003

1. ORGANIZATION

The Company was incorporated in the State of Ohio on November 26, 1985 as Pro-Tax Investments, Inc. The name was changed to First Columbus Equities, Inc. on October 4, 1986.

The Company operates as a registered broker and dealer in securities in Ohio and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company participates in underwriting on a "best efforts" basis where all customer funds are forwarded to an independent escrow agent.

During 1995, the Company added sales of annuities and life insurance to their business activities. To acquire a license to sell insurance, the state of Ohio requires a company to have an individual hold stock with voting rights.

On June 27, 1995, the Company split common stock between Class A shares and Class B shares, with no par value. As of December 31, 1995, there are 375 shares authorized for each class, and 100 shares of each class are outstanding. Class A shares, which are owned by an individual, have voting rights, but no dividend and liquidation rights. Class B shares, which are owned by Professional Planning Consultants, Inc. (PPC), have no voting rights, but do have dividend and liquidation rights.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates.

Cash

For purposes of the statement of cash flows, the Company considers all cash in checking accounts, money market accounts, certificates of deposit and petty cash to be cash equivalents.

Income Taxes

The Company files its Federal income tax return as a consolidated subsidiary of PPC, using the cash basis. The Company provides deferred income taxes on timing differences between book and tax treatment of revenues and expenses. Income tax expense is allocated to each company in the group based upon their relative share of taxable income.

FIRST COLUMBUS EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED JANUARY 31, 2003

3. RELATED PARTY TRANSACTIONS

The Company has an agreement with PPC whereby all management, office rent and utilities are provided by PPC. As such, the Company has no employees but utilizes the resources of PPC. The accompanying financial statements include $92,000 in administrative fees that were paid to PPC.

4. INCOME TAXES

Current:	
Federal	$ 0
Local	0
	0
Deferred:	
Federal	0
Local	0
	0
Income Taxes	$ 0

A reconciliation of the income tax expense in the accompanying financial statements to the amount of income tax expense that would result from applying the Federal statutory rate to pretax income is as follows:

Expected income tax (benefit) at the Federal statutory rate	$ 284
Surtax exemption	(159)
Cash to accrual conversion	0
Other	(125)
	$ 0

There are no deferred income taxes recorded in the balance sheet at January 31, 2003.

5. NET CAPITAL REQUIREMENTS

As a registered broker, First Columbus Equities, Inc., is subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements for its registrants. Accordingly, the Company is required to maintain net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate debt items. At January 31, 2003, the Company had net capital of $43,206, which exceeded the requirements of $5,000 by $38,206.

FIRST COLUMBUS EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED JANUARY 31, 2003

5. NET CAPITAL REQUIREMENTS (Continued)

Additionally, as a broker-dealer registered in the State of Ohio, The Company is required to maintain a minimum "net worth" as defined by the Ohio Securities Act, of $25,000. At January 31, 2003, the Company had "net worth" as defined of $43,206, which exceeded the requirements of $25,000 by $18,206.

6. SECURITIES AND OTHER INVESTMENTS NOT READILY MARKETABLE

The Company has participated in a private placement offer of the NASDAQ Stock Market, Inc. This stock is not readily marketable and therefore listed at cost, which approximates fair value.

FIRST COLUMBUS EQUITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of January 31, 2003

Net Capital:	
Total stockholders' equity	$ 69,715
Haircut on securities-2% of money market account	(509)
Deductions:	
Investment in NASD	(26,000)
Net Capital	$ 43,206

There are no material differences between the amounts reported on the Company's unaudited focus report at January 31, 2003.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

As of January 31, 2003

(NOT REQUIRED)

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

As of January 31, 2002

(NOT REQUIRED)

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS
IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTIONS ACCOUNTS
As of January 31, 2003

(NOT REQUIRED)

MARK P. MURPHY & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
First Columbus Equities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of First Columbus Equities, Inc. for the year ended January 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17A-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under rules 17a-3 (a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

500 WEST WILSON BRIDGE ROAD • SUITE 145 • WORTHINGTON, OHIO 43085
(614)888-1512 • FAX (614)888-7898 • E-MAIL: mpmurphy@iwaynet.net

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Mark P. Murphy & Associates

March 13, 2003